Filed by CNH Global N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No: 333-05752

Subject Company: CNH Global N.V.

FOR IMMEDIATE RELEASE

For more information contact:

Burson-Marsteller

Jason Schechter / Jennifer Friedman

212-614-5257

Special Committee of CNH Global Agrees to CNH Global Merger with Fiat Industrial

NEW YORK, NY – (November 26, 2012) – The Special Committee (the “Special Committee”) of the Board of Directors of CNH Global N.V. (NYSE: CNH) (”CNH”) today announced that it has recommended the merger agreement entered into today between CNH and Fiat Industrial S.p.A. (“FI”). The terms of the transaction (the “Transaction”) are as follows:

•	FI and CNH will merge into a newly-formed company organized in the Netherlands (“NewCo”).

•	CNH shareholders will receive 3.828 NewCo shares for each CNH share and FI shareholders will receive one NewCo share for each FI share.

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CNH shareholders will also receive a special cash dividend of $10 per CNH share to be paid to CNH shareholders prior to December 31, 2012, to the extent possible, and in any event prior to the closing of the merger; the special cash dividend to be received by FI on its 88% of the CNH shares will be deferred and paid only in the event that the merger agreement is terminated.

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NewCo would adopt a loyalty voting structure. Under the loyalty voting structure, shareholders that participate in the shareholders’ meeting of FI and CNH to consider the Transaction and continue to hold their shares until closing, regardless of how they vote, could elect to have the shares they receive be entitled to two votes per share until those shares are transferred. After the closing, shareholders with single-vote shares of NewCo would be entitled to “earn” a double vote by holding the shares for at least three years.

•	The shares of NewCo will be listed on the NYSE at closing with a listing on Borsa Italiana promptly following closing.

The Special Committee gave careful consideration to the enhanced offer submitted by FI on November 19, 2012, and determined that the terms are fair and in the best interest of CNH and its stakeholders. Based upon FI’s closing stock price on November 23, 2012, the total consideration represents a premium of more than 23% over FI’s initial proposal of 3.828 NewCo shares for each CNH share.

Resulting in the formation of one of the largest capital goods companies in the world, the combination will have a number of industrial and operational benefits for CNH and its stakeholders. These include the ability to more effectively utilize the financial services and treasury operations of the broader group and achieve greater scale in emerging markets as well as guaranteeing access to a stable supply of engine know-how and industrial capabilities. In addition, the combination is anticipated to enhance the appeal of the broader group in the capital markets and to result in greater clarity and liquidity for investors.

The Transaction is expected to be completed in the second quarter of 2013, subject to customary regulatory approvals and limited closing conditions.

The Special Committee consists of independent and unconflicted directors, Thomas J. Colligan, Edward A. Hiler, Rolf M. Jeker, Kenneth Lipper and Jacques Theurillat. The Special Committee has engaged Cravath, Swaine & Moore LLP, De Brauw Blackstone Westbroek N.V. and Bonelli Erede Pappalardo, as its legal advisors, and J.P. Morgan and Lazard, as its financial advisors, to assist it in its work.

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For more information contact:

CNH Investor Relations

+1 (630) 887-3745

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. CNH Global N.V. (“CNH”) shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Fiat Industrial will make the effective registration statement available for free to shareholders of CNH and Fiat Industrial in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH and the proposed business combination with FI. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many of CNH’s shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH to establish or maintain relationships with its employees, suppliers and other business partners, the risk that CNH’s business will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and FI will not be integrated successfully, the risk that the expected cost savings and other synergies from the proposed business combination may not be fully realized, realized at all or take longer to realize than anticipated, and other economic, business and competitive factors affecting the businesses of CNH generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2011 filed by CNH with the SEC on February 29, 2012. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.